Mail Stop 3561
                                                             February 26, 2018

Edward J. Fred
Chief Executive Officer
Origo Acquisition Corporation
708 Third Avenue
New York, NY 10017

       Re:    Origo Acquisition Corporation
              Preliminary Proxy Statement on Schedule 14A
              Response dated February 23, 2018
              File No. 001-36757

Dear Mr. Fred:

       We have reviewed your February 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our February 22,
2018 letter.

General

   1. We note your response to our prior comment 1 and reissue in part. Please disclose in the
      "Notice," "Introduction to the Proxy Statement" and "The Extension Amendment"
      sections of the proxy statement that, when the Nasdaq Hearing Panel granted your request for continued listing of your securities until February 19, 2018, it stated that the extension constituted the full extent of the Panel's discretion in this matter and address whether this statement makes it less likely that your current request will be granted.

The Extension Amendment

Suspension of Listing on Nasdaq

   2. We note your revised disclosure that your securities are quoted on the "OTC Markets system" pending the ultimate conclusion of the Nasdaq appeal process. Please clarify
 Edward J. Fred
Origo Acquisition Corp.
February 26, 2018
Page 2

       here and in your "Question and Answer" section that your securities are quoted on the
       OTC Pink marketplace. In addition, it appears that your rights are not quoted on the OTC
       Pink marketplace and that the trading symbols you disclose are incorrect. In this regard, we note that the OTC Pink marketplace appears to quote your units under OACCF, your common stock under OACQF and your warrants under OAQCF. Please revise your disclosure throughout accordingly.

       Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any questions.


                                                          Sincerely,

                                                          /s/ A.N. Parker

                                                          Anne Nguyen Parker
                                                          Assistant Director
                                                          Office of
Transportation and Leisure


cc:    Lawrence A. Rosenbloom
       Ellenoff Grossman & Schole LLP